Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before taxes	$76.9	$209.9	$257.5	$150.7	$163.2
Add (deduct):
Equity in income of non-consolidated affiliates	(29.9)	(37.7)	(39.4)	(46.0)	(45.3)
Dividends received from non-consolidated affiliates	2.0	3.5	0.2	―	―
Capitalized interest	(0.9)	(9.7)	(5.0)	(0.2)	―
Fixed charges as described below	43.4	36.4	33.7	33.4	28.7
Total	$91.5	$202.4	$247.0	$137.9	$146.6

Fixed charges:
Interest expensed and capitalized	$26.3	$21.3	$18.3	$22.3	$20.3
Estimated interest factor in rent expense(1)	17.1	15.1	15.4	11.1	8.4
Total	$43.4	$36.4	$33.7	$33.4	$28.7

Ratio of earnings to fixed charges	2.1	5.6	7.3	4.1	5.1

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.